Exhibit 99.1

Alcon and Allergan Reach Agreement on Brimonidine 0.15% Patent Litigation

FORT WORTH, Texas – March 9, 2006 – Alcon, Inc. (ACL) announced today that it had reached agreement to settle two patent lawsuits initiated by Allergan, Inc. Under the terms of the agreement, Allergan will dismiss both suits with prejudice, and also grant Alcon a co-exclusive license with Allergan for brimonidine tartrate 0.15% ophthalmic solution. The settlement grants Alcon the right to introduce its brimonidine 0.15% product on September 30, 2009, or earlier if certain market conditions occur, the primary condition being a trigger based generally on the extent to which prescriptions of Alphagan® P 0.15% have been converted to other brimonidine-containing products marketed by Allergan. Alcon will pay royalties to Allergan on U.S. sales of the product once it has been launched.

The first lawsuit was filed by Allergan in the U.S. District Court for the District of Delaware claiming that Alcon’s proposed brimonidine tartrate 0.15% ophthalmic solution formulated with Polyquad® (polyquaternium-1) infringed U.S. Patent Nos. 6,673,337 and 6,641,834. Alcon’s product received tentative FDA approval in 2005, but final approval was withheld pending resolution of the litigation.

The second lawsuit was filed by Allergan in the U.S. District Court for the District of California alleging infringement of U.S. Patent Nos. 6,166,012 and 6,492,361 directed to self-preserved antibiotic products. Alcon believes this suit was intended to target Vigamox® (0.5% moxifloxacin HCl ophthalmic solution), Alcon’s leading ophthalmic ocular antibiotic in the U.S.

“We are pleased with the settlement because it resolves both lawsuits with prejudice and provides us with co-exclusive marketing rights to a brimonidine 0.15% product at least a decade before the expiration of Allergan’s patents,” said Cary Rayment, chairman, president and chief executive officer of Alcon.

About Alcon

Alcon, Inc. is the world’s leading eye care company, with global sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Vigamox® is a registered trademark of Alcon. Moxifloxacin is licensed to Alcon by Bayer AG. Alphagan® is a registered trademark of Allergan.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the market size for Alphagan® P

0.15%when Alcon is allowed to launch its competing product, the potential for other challenges to the patents on Alphagan® P 0.15%, competition from other drugs already on the market, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For Information, contact:

Doug MacHatton (Investor Relations)

817-551-8974

News Media and other inquiries:

Carol Massey

Director, Strategic Corporate Communications

817-551-8058

www.alconinc.com